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OCT 3 0 2018
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SI 18008787

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807-A Camarillo Springs Road
(No. and Street)

Camarillo (City) CA (State) 93012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nick Damiani (805) 764-6740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Avenue, Suite 230 (Address) Chatsworth (City) CA (State) 91311 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Nick Damiani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc. of California dba Mutual Securities, Inc., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public (See attached California Jurat) 10-29-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 29th day of October, 2018,
Date Month Year
by
(1) Nicholas Damiani
(and (2)__________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

CLARE LA PUMA CORRE
COMM. #2188728
Notary Public - California
Ventura County
My Comm. Expires Apr. 25, 2021
NRO1

Signature Clare La Puma Corre
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form **Document Date:** October 29, 2018

Number of Pages: 3 **Signer(s) Other Than Named Above:** __________

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2018

Assets

Cash and cash equivalents	$	1,443,333
Deposits with clearing organizations		200,000
Receivable from clearing organization		485,581
Other receivables		1,257,944
Furniture, equipment and leasehold improvements, net		19,921
Prepaid expenses		180,290
Note receivable		158,468
Other assets		30,382
Deposit - other		100,000
Total Assets	$	3,875,919

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	69,513
Payable to clearing organization		2,105,317
Income taxes payable, current		17,389
Total Liabilities		2,192,219
Stockholders' Equity		
Common stock, no par value, 100,000 shares authorized, 31,216 shares issued and outstanding		23,413
Additional paid-in-capital		142,726
Retained earnings		1,517,561
Total Stockholders' Equity		1,683,700
Total Liabilities and Stockholders' Equity	$	3,875,919

The accompanying notes are an integral part of these financial statements

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2018

Revenues	
Insurance and annuity commissions	$ 10,760,085
Brokerage commission income	5,235,372
Mutual fund and direct product commissions	4,894,114
Interest Income	15,792
Other income	2,143,760
Total Revenue	23,049,123
Operating Expenses	
Employee compensation and benefits	2,265,000
Commissions and floor brokerage	15,205,844
Communications	119,723
Professional fees	1,104,931
Occupancy and equipment rental	157,370
Other operating expenses	1,923,443
Total Operating Expenses	20,776,311
Net Income Before Income Taxes	2,272,812
Provision for Income Taxes	32,085
Net Income	$ 2,240,727

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2018

	Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - Beginning	31,216	$ 23,413	$ 142,726	$ 1,152,275	$ 1,318,414
Distributions to stockholders	--	--	--	(1,875,441)	(1,875,441)
Net income	--	--	--	2,240,727	2,240,727
Balance - Ending	31,216	$ 23,413	$ 142,726	$ 1,517,561	$ 1,683,700

The accompanying notes are an integral part of these financial statements

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2018

Cash Flows from Operating Activities	
Net income	$ 2,240,727
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	7,760
Changes in operating assets and liabilities:	
Receivable from clearing organization	(65,452)
Other receivables	(1,255,199)
Prepaid expenses	(13,771)
Securities owned, at fair value	6,328
Other assets	(182)
Accounts payable and accrued expenses	(358,394)
Payable to clearing organization	1,399,204
401(k) employer matching payable	(24,584)
Income taxes payable, current	5,957
Net Cash from Operating Activities	1,942,394
Cash Flows from Investing Activities	
Note receivable principal payments	79,032
Purchase of customer lists	(30,000)
Net Cash from Investing Activities	49,032
Cash Flows from (used) in Capital Activities	
Distributions to stockholders	(1,875,441)
Net Cash used in Capital Activities	(1,875,441)
Net Increase in Cash and Cash Equivalents	115,985
Cash and Cash Equivalents - Beginning	1,327,348
Cash and Cash Equivalents - Ending	$ 1,443,333
Supplemental Disclosures of Cash Flow Information	
Interest paid	$ 4,046
Income taxes paid	$ 44,418

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF ORGANIZATION

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc. and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. Effective January 1, 2016, a minority interest in the Company was sold, in a private transaction, to existing officers of the Company. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from the sale of variable life insurance policies and annuities. Income is also earned from agency commissions and equity transactions which include the sale of corporate debt, equity securities, options, U.S. Government and municipal securities to institutional and retail customers.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

OTHER RECEIVABLES

The balance shown as Other receivables consists of $1,254,935 in trailing commissions and $3,009 in reimbursed fees for a total of $1,257,944 due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from five to fifteen years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY

In accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY(CONTINUED)

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION TECHNIQUES

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

The Company held no investments in securities as of June 30, 2018.

REVENUE RECOGNITION

The Company's earnings include commissions from the purchases and sales of security transactions. The earnings process is substantially complete at the trade date in accordance with the regulations of the United States Securities and Exchange Commission and accounting principles generally accepted in the United States of America, ("U.S. GAAP"). The associated costs relating to the commission income are also recorded on a trade date basis.

INCOME TAXES

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the IRC. Subchapter S of the IRC provides that in lieu of corporate income taxes, the stockholders are individual taxed on the Company's taxable income, therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

ACCOUNTING STANDARDS UPDATE 2014-09

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company. The Company will provide additional disaggregation of revenue in accordance with ASU 2014-09.

ACCOUNTING STANDARDS UPDATE 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company is currently reviewing the impact of the new reporting requirements under ASU 2016-02 and will adopt the provisions of this guidance for fiscal years beginning July 1, 2019, and interim periods therein.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2018 was $200,000.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

As of June 30, 2018, furniture, equipment, and leasehold improvements, net consisted of the following:

			Useful life
Furniture and fixtures	$	67,986	5
Machinery and equipmpent		59,729	7
Leasehold improvements		59,007	15
Total cost of furniture, equipment, and leasehold improvements		186,722	
Less: accumulated depreciation		166,801	
Furniture, equipment, and leasehold improvements, net	$	19,921	

NOTE 5 – NOTE RECEIVABLE

In June 2017, the Company paid a legal settlement, in full, on behalf of one of its representatives. Contemporaneously, the Company issued an unsecured note receivable totaling $237,500 with the representative. The note bears interest at 5% per annum and requires quarterly interest payments. The note allows for, but does not require, principal payments to be made throughout the term of the note. The note matures on July 10, 2020. The Company received approximately $8,719 in interest on the note for the year ended June 30, 2018 and the balance of the note receivable as of June 30, 2018 was approximately $158,469.

NOTE 6 - INCOME TAXES

As discussed on Note 2, Income Taxes, the Company has elected the S Corporate tax status. Therefore, no Federal income tax provision is included in these financial statements. The tax provision reported is current California Franchise tax of $32,085.

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2018.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2018.

NOTE 7 - RELATED PARTY TRANSACTIONS

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2018, the Company paid $139,892 in occupancy expense to KCMA. See Note 10 for further information on the lease agreement.

Mutual Advisors, LLC ("Mutual Advisors"), is affiliated with the Company through common control. The Company offers brokerage services to certain clients of Mutual Advisors, and either those certain clients or their investment adviser representatives are charged for such brokerage services.

Throughout the year ended June 30, 2018, the Company collected fees on behalf of Mutual Advisors and subsequently remitted the entirety of payments to Mutual Advisors. The Company also collects fees from Mutual Advisors for advisor ticket charges. During the year ended June 30, 2018, these fees totaled $32,121.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties

NOTE 8 - 401(K) PLAN

The Company has a qualified 401(k) Plan (the "Plan") under IRC section 401(a) covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual

NOTE 8 - 401(K) PLAN (CONTINUED)

discretionary contributions. For the year ended June 30, 2018, the Company incurred a total of $55,515 in matching contributions.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC) up to $500,000. At times during the year ended June 30, 2018, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

In September 2015, the Company exercised its five-year lease extension which will expire in August 2020. The Company has an option to renew for two additional five-year periods.

Rent expense was approximately $139,892 for the year ended June 30, 2018.

Future minimum lease payments under the Company's non-cancelable operating leases at June 30, 2018 are as follows:

2019	$	139,892
2020	$	139,892
2021	$	23,315
	$	303,099

NOTE 10 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATIONS AND CLAIMS

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

NOTE 11 - GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2018 or during the year then ended.

NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2018, the Company had net capital of $1,041,442 which exceeded required net capital of $146,148 by $895,294. The Company's ratio of aggregate indebtedness to net capital was 2.11 to 1 at June 30, 2018, which was less than the maximum ratio of 15 to 1.

NOTE 13 – RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA that resulted in a $0 change to net capital.

Net capital per unaudited FOCUS part IIA		$ 1,041,442
Adjustments:		
Retained earnings	$ 133,867	
Non-allowable assets	(133,867)	
Total adjustments		--
Net capital per audited statement		$ 1,041,442

SUPPLEMENTARY INFORMATION

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

AS OF JUNE 30, 2018

SCHEDULE I

				Audited Net Capital
Computation of net capital				
Common stock	$	23,413		
Additional paid-in-capital		142,726		
Retained earnings		1,517,561		
Total stockholders' equity			$	1,683,700
Less: non-allowable assets from the Statement of Financial Condition				
Other receivables		(136,876)		
Furniture, equipment and leasehold improvements, net		(19,921)		
Prepaid expenses		(180,290)		
Note receivable		(158,468)		
Other assets		(30,382)		
Deposit - other		(100,000)		
Total non-allowable assets				(625,937)
Net capital before haircuts				1,057,763
Haircut on other securities		(16,321)		
Total haircuts and undue concentration				(16,321)
Net capital				1,041,442
Computation net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtedness	$	146,148		
Minimum dollar net capital required	$	100,000		
Net capital required (greater of above)				146,148
Excess net capital			$	895,294
Total aggregate indebtedness			$	2,192,219
Ratio of aggregate indebtedness to net capital				2.11 : 1

There is a difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2018 that resulted in a change of $0 to the net capital (see Note 13).

See Independent Auditors' Report

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

AS OF JUNE 30, 2018

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3(k)(2)(ii).

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

AS OF JUNE 30, 2018

SCHEDULE III

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2018

	Amount
Total assessment	$ 9,788
SIPC-6 general assessment Payment made on January 29, 2018	(3,090)
SIPC-7 general assessment Payment made on July 30, 2018	(5,757)
SIPC-7 general assessment Payment made on October 26, 2018	(941)
Total assessment balance (overpayment carried forward)	$ 0

See Independent Auditors' Report

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

October 29, 2018

To the Board of Directors of,
Mutual Securities Inc.

In connection with our audit of the financial statements and supplemental information of Mutual Securities Inc. for the year ended June 30, 2018, we will issue our report thereon dated October 29, 2018. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the period. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Mutual Securities Inc. in its financial statements for the year ending June 30, 2018 are described in Note 2 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimates affecting the financial statements were:

> Management's estimate of the Company's accounts receivable and related commissions payable, the amounts are based on a combination of historical data and cash payment trends for the preceding four quarterly averages, and estimated payout rates. We evaluated the key factors and assumptions used to develop the accrual estimates in determining that it is reasonable in relation to the financial statements taken as a whole.
>
> Management's estimate of the net realizable value of the Company's note receivable from a representative, and allowance for doubtful accounts is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. We evaluated the key factors and assumptions used to develop the allowance for doubtful accounts in determining that it is reasonable in relation to the financial statements taken as a whole.

Management's estimates of the legal accrual is based on management's and its legal counsel's understanding of the specific cases and information available regarding its potential impact to the Company. We evaluated the key factors and assumptions used to develop the legal accrual in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditors' report and have discussed with you the changes in the audit report, our procedures and the results, as they pertain to the expression of our opinion.

Exceptions to Exemption Provisions

In connection with our review of the Company's Assertions Regarding Exemption Provisions, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents e following supplemental schedule: Computation of Net Capital that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Other Matters

During our testing of stockholders' equity, we noted quarterly distributions to stockholders were broadly authorized. We recommend that the board of directors individually authorize the distribution and the authorized amount or attached a schedule of all authorized distributions during the year.

The Company is closely related to its affiliate, Mutual Advisors, Inc.; as such, the two entities may share certain direct and indirect expenses from time to time. We noted the Company has no documented policy expense allocation with its affiliate, Mutual Advisors, Inc. We recommend that management perform an analysis of any quantifiable costs and document a policy of how expenses are allocated and shared with Mutual Advisors, Inc., if any, in accordance with the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation.

During our testing of client prepared adjusting journal entries, we noted a lack of documented review. Without complete separation of duties, particularly between the approval and recording of adjusting journal entries, transactions may be inaccurately recorded in the general ledger through a journal entry and not be detected. We recommend that management implement a policy that all adjusting journal entries be reviewed and approved by an appropriate individual other than the individual responsible for recording journal entries in the general ledger.

Independence

PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any such relationships as of October 29, 2018 of which we are aware that are relevant to our audit of the Company's financial statements for the year ending June 30, 2018.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you.

This information is intended solely for the use of the Board of Directors, and management of Mutual Securities Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Farber Hass Hurley LLP

Farber Hass Hurley, LLP

Corrected Misstatements

Proposed Adjusting Journal Entries JE # 1 To record an estimate for trails related to FY 18 and adjustment for FY17 trails, provided by management.			
1132	Commission Receivable-Other	1,254,935.42	
3100.03	Accrued Commissions NFS	627,529.00	
4190	Accrued Comm Registered Reps	1,121,068.26	
2092	Accrued Commissions		1,121,068.26
3100.03	Accrued Commissions NFS		1,254,935.42
4190	Accrued Comm Registered Reps		627,529.00
Total		**3,003,532.68**	**3,003,532.68**

Uncorrected Misstatements

	Financial Statement Effect—Amount of Over (Under) Statement of:				IT%	1.45%
Description (Nature) of Misstatement (MS)	**Total Assets**	**Total Liabilities**	**Equity**	**Income Before Taxes**	**Income Taxes**	**Net Income**
Expense of leasehold improvement	$ (20,775)	$ -	$ -	$ (20,775)	$ -	$ (20,775)
FY 2018 trades settled subsequent to year end	(77,000)	(69,300)	-	(7,700)	-	(7,700)
					-	-
					-	-
					-	-
					-	-
					-	-
Total	$ (97,775)	$ (69,300)	$ -	$ (28,475)	$ -	$ (28,475)
Effect of Unadjusted MS—Prior Years					$ -	$ -
Combined Current and Prior Year	$ (97,775)	$ (69,300)	$ -	$ (28,475)	$ -	$ (28,475)
Financial Statement Caption Totals	$ 3,875,920	$ 2,192,220	$ 1,683,700	$ 2,208,642	$ 32,085	$ 2,240,727
Current and Prior MS as % of F/S Captions	-2.52%	-3.16%	0.00%	-1.29%	0.00%	-1.27%

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Securities Inc. as of June 30, 2018, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Securities Inc. as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mutual Securities Inc.'s management. Our responsibility is to express an opinion on Mutual Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Mutual Securities Inc.'s financial statements. The supplemental information is the responsibility of Mutual Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley, LLP

We have served as Mutual Securities Inc.'s auditor since 2018.
Chatsworth, California
October 29, 2018

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mutual Securities Inc. as of June 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mutual Securities Inc. as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mutual Securities Inc.'s management. Our responsibility is to express an opinion on Mutual Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Mutual Securities Inc.'s auditor since 2018.
Chatsworth, California
October 29, 2018

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Mutual Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Securities Investor Protection Corporation (SIPC) Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by Mutual Securities Inc. and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Mutual Securities Inc. for the year ended June 30, 2018, solely to assist you and SIPC in evaluating Mutual Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mutual Securities Inc.'s management is responsible for Mutual Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
October 29, 2018

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities Exchange Act of 1934, in which (1) Mutual Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mutual Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Mutual Securities Inc. stated that Mutual Securities Inc. met the identified exemption provisions throughout June 30, 2018, the most recent fiscal year without exception. Mutual Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
October 29, 2018